SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 June 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares 03 June 2024
99.2	Transaction in Own Shares 04 June 2024
99.3	Transaction in Own Shares 05 June 2024
99.4	Transaction in Own Shares 06 June 2024
99.5	Transaction in Own Shares 07 June 2024
99.6	Transaction in Own Shares 10 June 2024
99.7	Transaction in Own Shares 11 June 2024
99.8	Transaction in Own Shares 12 June 2024
99.9	Transaction in Own Shares 13 June 2024
99.10	Transaction in Own Shares 14 June 2024

Exhibit No: 99.1

03 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 31 May 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	31 May 2024

Aggregate number of ordinary shares purchased:	39,491

Lowest price paid per share:	£ 77.5400

Highest price paid per share:	£ 78.6400

Average price paid per share:	£ 78.3028

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,074,317 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7375Q_1-2024-5-31.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 39,491 (ISIN: GB00BHJYC057)

Date of purchases: 31 May 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	39,491
Highest price paid (per ordinary share)	£ 78.6400
Lowest price paid (per ordinary share)	£ 77.5400
Volume weighted average price paid(per ordinary share)	£ 78.3028

Exhibit No: 99.2

04 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 03 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	03 June 2024

Aggregate number of ordinary shares purchased:	19,789

Lowest price paid per share:	£ 78.9600

Highest price paid per share:	£ 80.4600

Average price paid per share:	£ 79.5434

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,054,528 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9433Q_1-2024-6-3.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)
                              Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 19,789 (ISIN: GB00BHJYC057)

Date of purchases: 03 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,789
Highest price paid (per ordinary share)	£ 80.4600
Lowest price paid (per ordinary share)	£ 78.9600
Volume weighted average price paid(per ordinary share)	£ 79.5434

Exhibit No: 99.3

05 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 04 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	04 June 2024

Aggregate number of ordinary shares purchased:	43,787

Lowest price paid per share:	£ 78.5800

Highest price paid per share:	£ 80.0400

Average price paid per share:	£ 79.4282

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 162,010,741 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1228R_1-2024-6-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 43,787 (ISIN: GB00BHJYC057)

Date of purchases: 04 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	43,787
Highest price paid (per ordinary share)	£ 80.0400
Lowest price paid (per ordinary share)	£ 78.5800
Volume weighted average price paid(per ordinary share)	£ 79.4282

Exhibit No: 99.4

06 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 05 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	05 June 2024

Aggregate number of ordinary shares purchased:	40,000

Lowest price paid per share:	£ 79.8400

Highest price paid per share:	£ 80.6000

Average price paid per share:	£ 80.2614

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,970,741 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3170R_1-2024-6-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)
                               Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 40,000 (ISIN: GB00BHJYC057)

Date of purchases: 05 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	40,000
Highest price paid (per ordinary share)	£ 80.6000
Lowest price paid (per ordinary share)	£ 79.8400
Volume weighted average price paid(per ordinary share)	£ 80.2614

Exhibit No: 99.5

07 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 06 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	06 June 2024

Aggregate number of ordinary shares purchased:	39,551

Lowest price paid per share:	£ 79.7200

Highest price paid per share:	£ 80.4200

Average price paid per share:	£ 80.1215

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,931,190 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4951R_1-2024-6-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)
                              Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 39,551 (ISIN: GB00BHJYC057)

Date of purchases: 06 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	39,551
Highest price paid (per ordinary share)	£ 80.4200
Lowest price paid (per ordinary share)	£ 79.7200
Volume weighted average price paid(per ordinary share)	£ 80.1215

Exhibit No: 99.6

10 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	07 June 2024

Aggregate number of ordinary shares purchased:	59,717

Lowest price paid per share:	£ 78.7400

Highest price paid per share:	£ 79.6000

Average price paid per share:	£ 79.2484

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,871,473 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6983R_1-2024-6-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 59,717 (ISIN: GB00BHJYC057)

Date of purchases: 07 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	59,717
Highest price paid (per ordinary share)	£ 79.6000
Lowest price paid (per ordinary share)	£ 78.7400
Volume weighted average price paid(per ordinary share)	£ 79.2484

Exhibit No: 99.7

11 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 10 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	10 June 2024

Aggregate number of ordinary shares purchased:	32,790

Lowest price paid per share:	£ 78.9400

Highest price paid per share:	£ 79.6200

Average price paid per share:	£ 79.4124

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,838,683 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8751R_1-2024-6-10.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 32,790 (ISIN: GB00BHJYC057)

Date of purchases: 10 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	32,790
Highest price paid (per ordinary share)	£ 79.6200
Lowest price paid (per ordinary share)	£ 78.9400
Volume weighted average price paid(per ordinary share)	£ 79.4124

Exhibit No: 99.8
12 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 11 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	11 June 2024

Aggregate number of ordinary shares purchased:	29,846

Lowest price paid per share:	£ 79.4200

Highest price paid per share:	£ 80.2800

Average price paid per share:	£ 79.8929

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,808,837 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0470S_1-2024-6-11.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)
                              Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 29,846 (ISIN: GB00BHJYC057)

Date of purchases: 11 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	29,846
Highest price paid (per ordinary share)	£ 80.2800
Lowest price paid (per ordinary share)	£ 79.4200
Volume weighted average price paid(per ordinary share)	£ 79.8929

Exhibit No: 99.9

13 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 12 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	12 June 2024

Aggregate number of ordinary shares purchased:	27,287

Lowest price paid per share:	£ 80.1000

Highest price paid per share:	£ 82.0600

Average price paid per share:	£ 81.1077

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,781,550 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2267S_1-2024-6-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)
                              Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 27,287 (ISIN: GB00BHJYC057)

Date of purchases: 12 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	27,287
Highest price paid (per ordinary share)	£ 82.0600
Lowest price paid (per ordinary share)	£ 80.1000
Volume weighted average price paid(per ordinary share)	£ 81.1077

Exhibit No: 99.10

14 June 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 June 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	13 June 2024

Aggregate number of ordinary shares purchased:	29,517

Lowest price paid per share:	£ 81.8200

Highest price paid per share:	£ 82.6000

Average price paid per share:	£ 82.1572

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 161,752,033 ordinary shares in issue (excluding 7,006,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4006S_1-2024-6-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720)
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 29,517 (ISIN: GB00BHJYC057)

Date of purchases: 13 June 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	29,517
Highest price paid (per ordinary share)	£ 82.6000
Lowest price paid (per ordinary share)	£ 81.8200
Volume weighted average price paid(per ordinary share)	£ 82.1572

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	14 June 2024